UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                               (RULE 13D-102)1


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          TriQuint Semiconductor, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  89674K 10 3
                                 (CUSIP Number)

                                      N/A
            (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
   [ ]   Rule 13d-1(b)
   [x]   Rule 13d-1(c)
   [ ]   Rule 13d-1(d)





_________________________

     1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



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 CUSIP No. 89674K 10 3        13G   Page 1 of 6 Pages


_______________________________________________________________________________
 1       NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS

         Raytheon Company           I.R.S. # 95-1778500
_______________________________________________________________________________
 2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS)

                                                       (A)[ ]
         N/A                                           (B)[ ]
_______________________________________________________________________________
 3       SEC USE ONLY

_______________________________________________________________________________
 4       CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
_______________________________________________________________________________
                        5    SOLE VOTING POWER

   NUMBER OF                 None.
     SHARES           _________________________________________________________
  BENEFICIALLY          6    SHARED VOTING POWER
    OWNED BY
     EACH                    None.
   REPORTING          _________________________________________________________
    PERSON              7    SOLE DISPOSITIVE POWER
     WITH
                             844,613.
                      _________________________________________________________
                        8    SHARED DISPOSITIVE POWER

                             None.
_______________________________________________________________________________
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         844,613.
_______________________________________________________________________________
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
         (SEE INSTRUCTIONS)                                            [ ]

         N/A
_______________________________________________________________________________
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         Approximately 9.0% as of September 26, 1998.
_______________________________________________________________________________
12       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

         CO
_______________________________________________________________________________

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 CUSIP No. 89674K 10 3        13G   Page 1 of 6 Pages


ITEM 1(A).     NAME OF ISSUER:

               TriQuint Semiconductor, Inc.

ITEM 1(B).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

               2300 N.E. Brookwood Parkway
               Hillsboro, OR  97124

ITEM 2(A).     NAME OF PERSON FILING:

               Raytheon Company, as successor-by-merger to Raytheon TI Systems, Inc.

               The 844,613 shares of Common Stock, par value $.001 per share, of TriQuint Semiconductor, Inc. subject to this Schedule 13G were originally acquired in January 1998 by Raytheon TI Systems, Inc. ("RTIS"), formerly a wholly-owned subsidiary of Raytheon Company. The acquisition of the shares was previously reported by RTIS on a Schedule 13D filed on January 22, 1998 (the "1998
               Schedule 13D"). As previously reported in the 1998 Schedule 13D, these shares are held by State Street Bank and Trust Company, as trustee, pursuant to a Voting Trust Agreement dated January 13, 1998. In December 1998, RTIS merged with and into Raytheon Company with Raytheon Company as the surviving corporation.

               This Schedule 13G also constitutes an amendment to the 1998
               Schedule 13D.

ITEM 2(B).     ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

               141 Spring Street
               Lexington, MA  02173

ITEM 2(C).     CITIZENSHIP:

               Delaware

ITEM 2(D).     TITLE OF CLASS OF SECURITIES:

               Common Stock, $.001 par value

ITEM 2(E).     CUSIP NUMBER:

               89674K 10 3



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  CUSIP No. 89674K 10 3        13G   Page 1 of 6 Pages



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B), OR 13D-2(B) OR
        (C), CHECK WHETHER THE PERSON FILING IS A:

     (a)[] Broker or dealer registered under Section 15 of the Act.

     (b)[] Bank as defined in Section 3(a)(6) of the Act.

     (c)[] Insurance company as defined in Section 3(a)(19) of the Act.

     (d)[] Investment company registered under Section 8 of the Investment Company Act.

     (e)[] An investment advisor in accordance with Rule 13d-1(b)(1)(ii)(E).


     (f)[] An employee benefit plan or endowment fund in accordance with Rule 13d1(b)(1)(ii)(F).

     (g)[] A parent holding company or control person in accordance with Rule 13d1(b)(1)(ii)(G).

     (h)[] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

     (i)[] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act.

     (j)[] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

     If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

ITEM 4.   OWNERSHIP:

     (a) Amount beneficially owned:   844,613.
     (b) Percent of class: Approximately 9.0% as of September 26, 1998.
     (c) Number of shares as to which such person has:
         (i)    Sole power to vote or to direct the vote:  None.
         (ii)   Shared power to vote or to direct the vote:  None.
         (iii)  Sole power to dispose or to direct the disposition of: 844,613.
         (iv)   Shared power to dispose or to direct the disposition of:  None.

ITEM 5    OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

          Not applicable.

ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF
          ANOTHER PERSON:

          Not applicable.


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 CUSIP No. 89674K 10 3        13G   Page 1 of 6 Pages



ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
          HOLDING COMPANY:

          Not applicable.

ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

          Not applicable.

ITEM 9.   NOTICE OF DISSOLUTION OF GROUP:

          Not applicable.


ITEM 10.  CERTIFICATION:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

 CUSIP No. 89674K 10 3        13G   Page 1 of 6 Pages



                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          February 5, 1999
                                        --------------------
                                              (Date)

                                        RAYTHEON COMPANY


                                        /s/ Richard Goglia
                                        --------------------
                                            (Signature)


                                        Richard Goglia,Vice President,Treasurer
                                        ---------------------------------------
                                                     (Name/Title)